December 26, 2023

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Energea Portfolio 3 Africa LLC
Response to Letter dated December 20, 2023.
File No. 024-11579

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 3 Africa LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 20, 2023 (the "Comment Letter") with respect to the Company's Post Qualification Amendment to its Offering Statement on Form 1-A filed with the Commission on October 10, 2023 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the new Offering Statement on Form 1-A that has been filed.

Potential New Form 1-A Offering, page 0

1. We note your response to prior comment 1. Please include a risk factor in the new Form 1-A explaining that the Regulation A exemption may not have been available for prior sales made by the issuer and disclosing the risk that you may be subject to related claims for rescission.

Response to Comment No. 1

We have filed a new Form 1-A and added the following Risk Factor:

We may be subject to claims from our Class A Investors: During the Prior Offering, we conducted offerings of Class A Investor Shares on a continuous basis under Rule 251(d)(3)(i)(F) of Regulation A. In order for an offering to qualify as continuous under Rule 251(d)(3)(i)(F) of Regulation A, we are required to provide a post qualification amendment to our offering statement to update information about the Company at least annually. We were not aware of this requirement and were under the belief that if we continued to file all required information with respect to periodic reports under Forms 1-SA and 1-K and new material developments about the Company under From 1-Us, that we had satisfied our filing obligations under Regulation A.

The Company was subsequently advised by the staff of the SEC that in order to continue our offering, we were required to comply with the annual amendment filing requirement. Under certain circumstances, Section 260 of Regulation A allows the staff of the SEC to determine that an issuer's failure to comply with certain requirements of Regulation A does not result in a loss of the exemption provided by Regulation A from the requirement to register the sale of securities.

Price of Class A Investor Shares, page 1

2. We reissue prior comment 2. Frequent price changes would be inconsistent with Regulation A. Please ensure that your offering circular does not suggest that there could be frequent price changes and make clear that the offering will be at a fixed price.

Response to Comment No. 2

We have removed any references of price changes to keep with the consistencies of Regulation A and fixed price offerings.

The Form 1-A filing for this offering has been submitted along with the Form 1-A filings for our other offerings, namely Energea Portfolio 2 LLC and Energea Portfolio 4 USA LLC. We have cross-referenced all information in each Offering Circular to ensure uniformity and consistency. While there may be distinct details related to the location and operation of individual projects, the criterion for each offering remains consistent across the board.

If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

This letter has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Co-Founder and Managing Partner of Energea
Board Member of Big Life Foundation
Board Member of Brazil and American Youth Cultural Exchange
Peace Corps Volunteer (Mali, West Africa)

Date: December 26, 2023